Exhibit 99.1

Scienjoy Holding Corporation Reports Unaudited First Quarter 2026 Financial Results

Net Income up to RMB7.6 Million

BEIJING, May 21, 2026 /PRNewswire/ — Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “we”) (NASDAQ: SJ), a leader in interactive entertainment in China, today announced its financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Operating and Financial Summaries

●	Total revenues decreased to RMB282.6 million (US$41.0 million) in the first quarter of 2026 from RMB307.3 million as compared to the same period in 2025.

●	Gross profit decreased to RMB50.2 million (US$7.3 million) in the first quarter of 2026 from RMB59.5 million as compared to the same period in 2025. Gross margin decreased to 17.7% in the first quarter of 2026 from 19.4% as compared to the same period in 2025.

●	Income from operations decreased to RMB11.3 million (US$1.6 million) in the first quarter of 2026 from RMB13.7 million as compared to the same period in 2025.

●	Net income was RMB7.6 million (US$1.1 million) in the first quarter of 2026, as compared to a net loss of RMB13.0 million in the same period of 2025.

●	Net income attributable to the Company’s shareholders was RMB8.9 million (US$1.3 million) in the first quarter of 2026, as compared to a net loss attributable to the Company’s shareholders of RMB9.1 million in the same period of 2025.

●	Adjusted net income attributable to the Company’s shareholders was RMB9.4 million (US$1.4 million) in the first quarter of 2026, as compared to a net loss adjusted attributable to the Company’s shareholders of RMB5.5 million in the same period of 2025.

●	As of March 31, 2026, the Company had RMB326.3 million (US$47.3 million) in cash and cash equivalents, which represented an increase of RMB18.7 million from RMB307.7 million as of December 31, 2025.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented:“The first quarter of fiscal year 2026 marked a meaningful return to profitability, demonstrating the resilience of our core live streaming business and the effectiveness of our disciplined operating strategy. Our live streaming platform remains a key cash-generating unit, providing Scienjoy a stable stream of cash flow and a user engagement base to support investment in future growth.

At the same time, we are accelerating our AI strategy across both consumer and enterprise markets. Through AI Vista Live!, which was upgraded from AI Vista, and our broader AI initiatives, Scienjoy is positioning itself as an AI enabler, transforming advanced technologies into practical, interactive, and commercially scalable applications. We remain focused on optimizing our current cash-generating businesses while building AI-driven growth engines with the potential to expand our addressable market and create long-term shareholder value.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added:“We are pleased to report a return to net income in the first quarter of 2026, with net income at RMB7.6 million from a net loss of RMB13.0 million as compared to the same period in 2025. This turnaround reflects disciplined cost management and continued operational optimization.

We maintained prudent expense controls while continually invested in R&D, which reflects our balanced approach to preserving profitability in our core live streaming business and investing in AI capabilities for future growth. With cash and cash equivalents increasing to RMB326.3 million as of March 31, 2026, we believe Scienjoy is well positioned to support AI commercialization, enterprise solutions, and sustainable long-term value creation.”

First Quarter 2026 Financial Results

Total revenues decreased to RMB282.6 million (US$41.0 million) in the first quarter of 2026 from RMB307.3 million in the same period of 2025, primarily caused by a decrease in paying users due to competitive landscape of China’s mobile live streaming market. Total paying users were 123,266 in the first quarter of 2026, as compared to 151,971 in the same period of 2025.

Cost of revenues decreased to RMB232.5 million (US$33.7 million) in the first quarter of 2026 from RMB247.8 million as compared to the same period in 2025. The decrease was primarily attributable to a decrease of RMB10.1 million in revenue sharing fees and a decrease of RMB6.4 million in user acquisition costs, offset by an increase of RMB1.0 million in other costs.

Gross profit decreased to RMB50.2 million (US$7.3 million) in the first quarter of 2026 from RMB59.5 million as compared to the same period in 2025. The gross margin decreased to 17.7% in the first quarter of 2026 from 19.4% as compared to the same period in 2025 due to decreased revenue coupled with certain fixed costs that did not decrease proportionally.

Total operating expenses decreased to RMB38.8 million (US$5.6 million) in the first quarter of 2026 from RMB45.8 million as compared to the same period in 2025.

●	Sales and marketing expenses decreased to RMB0.9 million (US$0.1 million) in the first quarter of 2026 from RMB2.1 million as compared to the same period in 2025, primarily attributable to less marketing activities.

●	General and administrative expenses decreased to RMB18.3 million (US$2.7 million) in the first quarter of 2026 from RMB23.4 million as compared to the same period in 2025. The decrease was primarily due to a decrease of RMB3.1 million in professional consultant fee and a decrease of RMB1.7 million in amortization of intangible assets.

●	Research and development expenses were approximately the same at RMB19.6 million (US$2.8 million) in the first quarter of 2026 and 2025.

●	Provision for credit losses decreased to RMB0.01 million (US$0.001 million) in the first quarter of 2026 from RMB0.8 million as compared to the same period in 2025, due to improved collection.

Income from operations decreased to RMB11.3 million (US$1.6 million) in the first quarter of 2026 from RMB13.7 million as compared to the same period in 2025.

Change in fair value of investment in marketable security decreased to loss of RMB1.5 million (US$0.2 million) in the first quarter of 2026 from a loss of RMB24.3 million as compared to the same period in 2025. The change was primarily attributable to the fair value changes in investments in a publicly traded company.

Investments income amounted to RMB0.1 million (US$0.02 million) in the first quarter of 2026, as compared to an investment loss of RMB0.4 million as compared to the same period in 2025. The increase investment income was primarily attributable to more income distributed by long-term investments.

Interest income, net increased by 22.4% to RMB0.7 million (US$0.1 million) in the first quarter of 2026 from RMB0.5 million as compared to the same period in 2025. The increase was primarily due to higher average bank deposits held.

Other income, net decreased to RMB0.1 million (US$0.02 million) in the first quarter of 2026 from RMB1.4 million as compared to the same period in 2025. The decrease was primarily due to decreased one-time compensation income.

Foreign exchange loss was RMB0.3 million (US$0.04 million) in the first quarter of 2026 from RMB1.0 million as compared to the same period in 2025.

Net income was RMB7.6 million (US$1.1 million) in the first quarter of 2026, as compared to a net loss of RMB13.0 million in the same period of 2025.

Net income attributable to the Company’s shareholders was RMB8.9 million (US$1.3 million) in the first quarter of 2026, as compared to a net loss attributable to the Company’s shareholders of RMB9.1 million in the same period of 2025.

Adjusted net income attributable to the Company’s shareholders was RMB9.4 million (US$1.4 million) in the first quarter of 2026, as compared to a net loss adjusted attributable to the Company’s shareholders of RMB5.5 million in the same period of 2025.

Basic and diluted net income attributable to the Company’s shareholders per ordinary share were both RMB0.21 (US$0.03) in the first quarter of 2026. In comparison, basic and diluted net loss attributable to the Company’s shareholders per ordinary share were both RMB0.22 in the same period of 2025.

Adjusted basic and diluted net income attributable to the Company’s shareholders per ordinary share were both RMB0.22 (US$0.03) in the first quarter of 2026. In comparison, adjusted basic and diluted net loss attributable to the Company’s shareholders per ordinary share were both RMB0.13 in the same period of 2025.

As of March 31, 2026, the Company had cash and cash equivalent balance of RMB326.3 million (US$47.3 million), which represented an increase of RMB18.7 million from RMB307.7 million as of December 31, 2025.

Use of Non-GAAP Financial Measures

Adjusted net income attributable to the Company’s shareholders is calculated as net income attributable to the Company’s shareholders adjusted for share-based compensation. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8980 to US$1.00, the noon buying rate in effect on March 31, 2026, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on March 31, 2026, or at any other rate.

About Scienjoy Holding Corporation

Scienjoy is a pioneering Nasdaq-listed interactive entertainment leader. Driven by the vision of shaping a metaverse lifestyle, Scienjoy leverages AI-powered technology to create immersive experiences that resonate with global audiences, fostering meaningful connections and redefining entertainment. For more information, please visit http://ir.scienjoy.com/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Investor Relations Contacts

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Ascent Investor Relations LLC

Tina Xiao

+1-646-932-7242

investors@ascent-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,	As of March 31,
	2025	2026	2026
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	307,650	326,328	47,308
Accounts receivable, net	43,290	42,956	6,227
Due from a related party	100	200	29
Investment in marketable security	8,561	7,107	1,030
Prepaid expenses and other current assets	23,607	22,541	3,268
Total current assets	383,208	399,132	57,862

Non-current assets
Property and equipment, net	2,244	2,133	309
Intangible assets, net	-	3	-
Long term investments	271,261	270,669	39,239
Long term deposits and other assets	1,741	2,112	306
Right-of-use assets-operating lease	14,695	13,263	1,923
Deferred tax assets	37,288	37,311	5,409
Total non-current assets	327,229	325,491	47,186
TOTAL ASSETS	710,437	724,623	105,048

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	16,665	23,902	3,464
Deferred revenue	50,464	49,693	7,204
Accrued salary and employee benefits	15,184	18,015	2,612
Income tax payable	10,899	12,600	1,827
Lease liabilities-operating lease -current	3,641	3,132	454
Accrued expenses and other current liabilities	9,728	8,465	1,227
Total current liabilities	106,581	115,807	16,788

Non-current liabilities
Lease liabilities-operating lease -non-current	10,399	9,592	1,391
Total non-current liabilities	10,399	9,592	1,391
TOTAL LIABILITIES	116,980	125,399	18,179

Commitments and contingencies

EQUITY
Ordinary share, no par value, unlimited Class A ordinary shares and Class B ordinary shares authorized, 39,537,710 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2025, respectively; 39,537,710 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of March 31, 2026, respectively.
Class A ordinary shares	451,666	452,204	65,556
Class B ordinary shares	23,896	23,896	3,464
Shares to be issued	20,817	20,817	3,018
Treasury stocks	(19,952)	(20,411)	(2,959)
Statutory reserves	34,091	34,276	4,969
Retained earnings	92,024	100,714	14,600
Accumulated other comprehensive income	12,867	10,960	1,589
Total shareholders’ equity	615,409	622,456	90,237
Non-controlling interests	(21,952)	(23,232)	(3,368)
Total equity	593,457	599,224	86,869
TOTAL LIABILITIES AND EQUITY	710,437	724,623	105,048

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For three months ended
	March 31,	March 31,	March 31,
	2025	2026	2026
	RMB	RMB	US$
Live streaming - consumable virtual items revenue	294,474	273,609	39,665
Live streaming - time based virtual item revenue	4,858	3,223	467
Technical services and others	8,003	5,791	840
Total revenues	307,335	282,623	40,972
Cost of revenues	(247,842)	(232,469)	(33,701)
Gross profit	59,493	50,154	7,271
Sales and marketing expenses	(2,113)	(866)	(126)
General and administrative expenses	(23,352)	(18,328)	(2,657)
Research and development expenses	(19,562)	(19,637)	(2,847)
Provision for credit losses	(754)	(9)	(1)
Income from operations	13,712	11,314	1,640
Change in fair value of investment in marketable security	(24,334)	(1,454)	(211)
Investment (loss) income	(412)	139	20
Interest income, net	539	660	96
Other income, net	1,433	119	17
Foreign exchange loss, net	(1,016)	(287)	(42)
(Loss) income before income taxes	(10,078)	10,491	1,520
Income tax expense	(2,880)	(2,934)	(425)
Net (loss) income	(12,958)	7,557	1,095
Less: net loss attributable to noncontrolling interest	(3,868)	(1,318)	(191)
Net (loss) income attributable to the Company’s shareholders	(9,090)	8,875	1,286

Other comprehensive income(loss):
Other comprehensive income (loss) - foreign currency translation adjustment	323	(1,869)	(271)
Comprehensive (loss) income	(12,635)	5,688	824
Less: comprehensive loss attributable to non-controlling interests	(3,917)	(1,280)	(186)
Comprehensive (loss) income attributable to the Company’s shareholders	(8,718)	6,968	1,010

Weighted average number of shares
Basic	41,563,935	41,966,382	41,966,382
Diluted	41,563,935	41,966,382	41,966,382

(Loss) earnings per share
Basic	(0.22)	0.21	0.03
Diluted	(0.22)	0.21	0.03

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the three months ended
	March 31,	March 31,	March 31,
	2025	2026	2026
	RMB	RMB	US$
Net (loss) income attributable to the Company’s shareholders	(9,090)	8,875	1,286
Less:
Share based compensation	(3,575)	(538)	(78)
Adjusted net (loss) income attributable to the Company’s shareholders*	(5,515)	9,413	1,364

Adjusted net (loss) earnings per share
Basic	(0.13)	0.22	0.03
Diluted	(0.13)	0.22	0.03

“Adjusted net income attributable to the Company’s shareholders” is defined as net income attributable to the Company’s shareholders excluding share-based compensation.